                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003







                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F [X] Form 40-F [ ]



    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]


    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

Item 1.    Announcement of Cancellation of Shares of the Company             3

Signature                                                                    4

Exhibit Index                                                                5

Exhibit 1     Announcement of Cancellation of Shares of the Company          6


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Item 1.   ANNOUNCEMENT OF CANCELLATION OF SHARES OF THE COMPANY

     On February 21, 2003 we announced the cancellation of the 2,500,000 shares of our common stock that we acquired on February 13, 2003. Attached as Exhibit 1 is an English translation of this announcement.





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By:      /s/  Nobuhiro Matsuda
                                        ----------------------------------------
                                        Nobuhiro Matsuda
                                        Corporate Officer
                                        Director of Finance, Corporate Planning


Date:    February 24, 2003




                                       4

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                                  EXHIBIT INDEX

                                                                        Page
                                                                        ----
Exhibit 1   Announcement of Cancellation of Shares of the Company         6



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